SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of December, 1998

                            ____________________

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                            ____________________

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)
                           _____________________


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               FORM 20-F (X)            FORM 40-F( )

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES  ( )      NO  (X)


      On December 21, 1998, The Dialog Corporation plc (the "Registrant") announced that Allen Thomas, a non executive director, has been appointed Deputy Chairman of the Registrant's board of directors, effective immediately.



                             EXHIBIT INDEX

 Exhibit No.                     Description                  Page No.
 -----------                     -----------                  --------
    99.1         Press Release, "The Dialog Corporation          2
                 Appoints Allen Thomas, Deputy Chairman," dated as of December 21, 1998.